UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Revises Earnings Target

for the Fiscal Year Ended March 31, 2020

Tokyo, April 30, 2020 — MUFG today announced that it has revised its earnings target for profits attributable to owners of parent for the fiscal year ended March 31, 2020, announced on February 4, 2020 [1], as follows. Year-end dividend forecasts for the fiscal year ended March 31, 2020 (fiscal year-end 12.5 yen per share, total 25.0 yen per share) are unchanged.

1.	Earnings target for the fiscal year ended March 31, 2020 under Japanese GAAP

Profits attributable to owners of parent
Previous earnings target (A)	¥750.0bn
Revised earnings target (B)	¥520.0bn
Change (B-A)	¥-230.0bn
Change (%)	-30.7%
[Reference] Result for the fiscal year ended March 31, 2019	¥872.6bn

2.	Reason for the revision

As announced on March 31, 2020, in the consolidated financial statements for the fiscal year ended March 31, 2020, a one-time amortization of goodwill (130.5 billion yen) is planned associated with an impairment loss on shares of Bank of Ayudhya Public Company Limited , a consolidated subsidiary [2].

At the same time, the volatile market movements in the fourth quarter are expected to have an impact on profits attributable to owners of parent company of approximately 65.0 billion yen due to impairment of shareholdings and a one-time amortization of goodwill associated with the impairment loss on shares of equity-method affiliates.

In addition, the recording of provisions for some credit in light of the impact of the COVID-19 pandemic is expected to have an impact of approximately 35.0 billion yen on profits attributable to owners of parent.

As a result, we have revised our earnings target downward by 230.0 billion yen to 520.0 billion yen.

[1]	MUFG Revises Earnings Target for the Fiscal Year Ended March 31, 2020

https://www.mufg.jp/dam/pressrelease/2020/pdf/news-20200204-001_en.pdf

[2]	Recording of Extraordinary Losses Associated with One-Time Amortization of Goodwill Posted on Financial Statements of Fiscal Year Ended March 2020 (under J-GAAP)

https://www.mufg.jp/dam/pressrelease/2020/pdf/news-20200331-001_en.pdf

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with over 2,700 locations in more than 50 countries. The Group has over 180,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

Press contact:

Naokazu Matsuda

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E naokazu_matsuda@mufg.jp

This notice contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, Annual Report, and other disclosures that MUFG has announced.